

Mail Stop 4561

May 31, 2017

Larry Irving
Chief Financial Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 8th Floor
Bridgewater, NJ 08807

> **Re: Synchronoss Technologies, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 27, 2017**
> **File No. 000-52049**

Dear Mr. Irving:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         /s/ Kathleen Collins

                         Kathleen Collins
                         Accounting Branch Chief
                         Office of Information Technologies
                         and Services

cc: Ronald Prague, Esq.
        Executive Vice President and General Counsel